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SEC FILE NUMBER 001-32209

CUSIP NUMBER 94946T106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
WellCare Health Plans, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

8725 Henderson Road, Renaissance One
Address of Principal Executive Office (Street and Number)

Tampa, Florida  33634
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously disclosed, on October 24, 2007, certain federal and state agencies executed a search warrant at the headquarters of WellCare Health Plans, Inc. (the “Company”) in Tampa, Florida.  The Company is cooperating with the U.S. Department of Justice, the U.S. Federal Bureau of Investigation, the U.S. Department of Health and Human Services Office of Inspector General and the Florida Attorney General’s Medicaid Fraud Control Unit.  To date, the Company has not been advised by these federal and state agencies as to the subject matter of their investigations and does not know whether or to the extent to which such investigations might lead to fines, penalties, operating restrictions or impacts on the Company’s historical financial statements.  However, the U.S. Department of Justice said in a press release dated October 24, 2007, that “[t]he ongoing investigation does not directly concern, nor should it have any impact upon, the delivery of any health care service to any person.”  In addition, the Company has received requests for information from the Securities and Exchange Commission and the Company has communicated with regulators in the states in which the Company’s HMO and insurance operating subsidiaries are domiciled regarding the federal and Florida investigations.

As previously disclosed on November 2, 2007, a special committee of the board of directors of the Company is conducting an independent investigation into matters raised as part of the ongoing investigations and inquiries by certain federal and state agencies or other regulatory bodies or organizations as well as other governmental or private party proceedings that may commence.  The special committee will also develop and recommend to the board of directors for its consideration any remedial measures the special committee finds may be warranted.  The special committee has retained the law firm of Davis Polk & Wardwell to advise and assist it in the conduct of the special committee’s independent investigation.

Also as previously disclosed on November 2, 2007, until the independent investigation conducted by the special committee is complete, the Company will not be in a position to file its Form 10-Q for the quarter ending September 30, 2007.  Accordingly, the filing of the Company’s Form 10-Q will be delayed.  The Company is unable to predict how long the special committee’s investigation will take or when it will complete or substantially complete its work.  Depending on when the special committee completes its work, the filing of the Company’s Form 10-K for the year ending December 31, 2007 may also be delayed.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thaddeus Bereday	813	290-6353
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WellCare Health Plans, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By	/s/ Paul Behrens

Paul Behrens Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The Company reported preliminary financial and operating data for the third quarter of 2007 in a press release issued on November 5, 2007, which included total revenues of approximately $1.43 billon, medical benefits expenses of approximately $1.14 billon and selling, general, and administrative (SG&A) expenses of approximately $163.4 million for the third quarter of 2007. This compares to total revenue of approximately $1.01 billion, medical benefits expenses of approximately $802.9 million and SG&A expenses of approximately $124.9 million for the third quarter of 2006. For further information, please refer to the Company’s press release, a copy of which is furnished as Exhibit 99.1 to the Company’s Form 8-K, filed on November 5, 2007 and incorporated herein by reference.

Until the independent investigation of the special committee described in Part III is complete or substantially complete, however, the Company is unable to provide other consolidated statements of income line items for the third quarter of 2007 in comparison to the third quarter of 2006.